FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 26, 2004

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant's name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 ---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: July 26, 2004	/s/ Dawn Moss Dawn Moss, Corporate Secretary

NEWS RELEASE                                                                                                                  ELD No. 04-08

TSX: ELD   AMEX: EGO                                                                                                        July 26, 2004

Second Quarter 2004 Financial Results

(all figures in US dollars)

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado”, the “Company”, or “we”) is pleased to announce its Second Quarter 2004 financial results.

Financial Results

During Q2 2004, Eldorado sold 17,424 ounces of gold at an average realized price of $396/oz. compared to the sale of 24,368 ounces of gold at an average realized price of $344/oz. in Q2 2003.  For the six month period ended June 30, 2004 gold sales were 40,217 ounces at an average realized price of $403/oz compared to the first six months of 2003 of gold sales of 48,222 ounces at an average realized price of $350/oz.  Revenue for Q2 2004 of $6.9 million decreased compared to Q2 2003 of $9.0 million.  The decrease in revenues for Q2 2004 is the result of lower gold production in the quarter resulting from the Shaft Deepening Project at the São Bento Mine (“São Bento”).

Eldorado reports a net loss of $1.7 million for Q2 2004.  The net loss is a result of a $1.7 million loss on foreign exchange as our currency mix weakened against the U.S. dollar. This compares to a Q2 2003 net income of $1.4 million of which the Company reported a gain on foreign exchange of $2.5 million.

Cash flow from operations in Q2 2004 was a $1.3 million loss compared to a cash generation of  $0.1 million in Q2 2003.  Cash flow from operations was negative in the Q2 as a result of lower gold production as completion of the shaft deepening development work took precedent over ore production.  The majority of the waste development associated with the Shaft Project will be complete in August.  At this time, additional capacity to handle ore will permit an increase in production in Q3.

The Company continues to maintain a strong balance sheet with cash and cash equivalents of $86.8 million as of June 30, 2004 and working capital of $91.4 million.  The Company remains unhedged and debt free.

Sao Bento Mine

Gold production at São Bento in Q2 2004 was 18,007 oz. at a cash operating cost of $303/oz. Lower gold production levels were due mainly to the interference with ore production relating to the shaft deepening activities and infrastructure development at depth, causing cash costs on a per ounce basis to increase.  Also contributing to higher cash costs was an adverse change in the mineralogy of the ore mined, significantly increasing both cyanide and oxygen consumption rates.  This change in mineralogy is related to an intrusive which intersects the ore body in the area scheduled for mining in 2004 and as such will detrimentally affect the operation throughout 2004.

Kisladag Project

The Kisladag Project continues to advance consistent with the plan to commence construction in Q3 2004.  In Q2 2004, the Company completed all documentation and submitted the application for the Zoning Permit, approval of the Zoning Permit is expected in August.  Application for the Construction Permit remains on schedule to permit construction to commence in Q3 2004.

The Company, through its engineer Hatch Associates delivered a Feasibility Cost Update to the capital cost estimate and operating performance of the Kisladag Project in mid May.  This update incorporated recently announced changes to the Value Added Tax (“VAT”) law, changes in metal prices, energy costs, currency and refinement in engineering design.  Subsequent to the Feasibility Cost Update the Turkish Parliament has passed two major pieces of legislation.  Legislation exempting the production of gold in Turkey from VAT and amendments to the Mining Law have been passed by the Turkish Parliament.  The changes to the VAT law positively impacts the project improving the internal rate of return to 43% at a $350/oz gold price.

Efemcukuru

Through Q2 2004, work continued in the preparation of the Environmental Impact Assessment (“EIA”) Report.  This report is expected to be completed and submitted to the Ministry of the Environment (“MOE”) in Q3 2004.  Upon approval of the study and receipt of the positive certificate from the MOE, the full feasibility work programme, including drilling, will commence.  The project presently contains a defined high-grade resource in excess of 1 million ounces.  As part of the feasibility work programme, drilling will be conducted to further expand this resource as previous drilling has not defined the limits of mineralization.

China Initiative

In Q2 2004, the Company signed a lease for office space in Beijing, the first step in acquiring a business license for a Representative Office of Eldorado in China.  Eldorado continues to work with the China National Gold Corporation in acquiring three assets identified as being of interest to Eldorado.  CNGC is proceeding with its due diligence and in obtaining the necessary regulatory approvals.

Exploration

As previously announced, Eldorado is conducting exploration programs in Brazil and Turkey.  In both countries these programs are being advanced on schedule, and it is anticipated that results of the exploration program will be announced late in Q4 2004.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form.  Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the potential of Eldorado’s properties and expectations of growth.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188 – 550 Burrard St.,

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Eldorado Gold Corporation
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)	June 30,	December 31,
	2004	2003
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$86,754	$105,465
Accounts receivable	4,145	3,213
Inventories	5,342	5,623
	96,241	114,301

Property, plant and equipment	28,231	23,784
Mineral properties and deferred development	44,111	32,287
Investments and advances	1,224	1,258
	$169,807	$171,630

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$4,845	$7,164

	4,845	7,164

Asset retirement obligation	7,387	7,172
Contractual severance obligation	477	318
Deferred gain (loss)	-	(329)
Future income taxes	1,939	3,830

	14,648	18,155

SHAREHOLDERS' EQUITY
Share capital	445,235	444,665
Contributed surplus	1,094	1,094
Stock based compensation	4,868	1,418
Deficit	(296,038)	(293,702)
	155,159	153,475
	$169,807	$171,630

Approved by the Board	Approved by the Board

"Paul N. Wright"	"Robert Gilmore"

Director	Director

Eldorado Gold Corporation
Consolidated Statements of Operations and Deficit
(Expressed in thousands of U.S. dollars except per share amounts)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Gold sales	$6,894	$9,022	$15,867	$18,188
Interest and other income	365	326	1,332	608
	7,259	9,348	17,199	18,796
Expenses
Operating costs	5,250	5,785	11,515	10,835
Depletion, depreciation and amortization	1,064	2,565	2,123	5,129
General and administrative	1,124	991	2,369	2,029
Exploration expense	798	370	1,725	620
Interest and financing costs	-	188	-	380
Stock based compensation expense	134	193	3,450	915
Accretion expense	108	101	215	203
Gain on disposal of investments and advances	-	-	(37)	-
Writedown of investments and advances	-	94	-	94
Foreign exchange loss (gain)	1,715	(2,469)	1,951	(4,736)
	10,193	7,818	23,311	15,469

Profit (loss) before income taxes	(2,934)	1,530	(6,112)	3,327

Taxes
Current	58	(83)	1,903	(201)
Future	1,203	-	1,873	-
Net income (loss) for the period	$(1,673)	$1,447	$(2,336)	$3,126

Deficit at the beginning of the period:	(294,365)	(246,990)	(293,702)	(248,669)

Deficit at the end of the period	$(296,038)	$(245,543)	$(296,038)	$(245,543)

Weighted average number
of shares outstanding	254,698,452	212,756,916	254,467,638	211,364,448

Basic and Diluted Income (loss) per share - U.S.$	$(0.01)	$0.01	$(0.01)	$0.02
Basic and Diluted Income (loss) per share - CDN.$	$(0.01)	$0.01	$(0.01)	$0.03

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss) for the period	$(1,673)	$1,447	$(2,336)	$3,126
Items not affecting cash
Depletion, depreciation and amortization	1,064	2,565	2,123	5,129
Future income taxes	(1,203)	-	(1,873)	-
Interest and financing costs	-	41	-	86
Writedown of investments and advances	-	94	-	94
Amortization of hedging (gain ) loss	-	(635)	329	(1,315)
Stock based compensation expense	134	193	3,450	915
Contractual severance expense	79	-	159	-
Accretion expense	108	101	215	203
Foreign exchange loss (gain)	669	(3,059)	1,185	(5,489)
	(822)	747	3,252	2,749
(Increase) in accounts receivable	(163)	(832)	(932)	(879)
(Increase) decrease in inventories	(146)	(334)	281	(327)
(Decrease) Increase in accounts payable and accrued liabilities	(152)	545	(2,319)	(215)

	(1,283)	126	282	1,328
Cash flow from investing activities
Property, plant and equipment	(3,591)	(2,741)	(6,570)	(4,647)
Mineral properties and deferred development	(1,430)	(619)	(11,824)	(1,414)
Investments and advances	-	(136)	(35)	(136)
Proceeds from disposals of investments and advances	-	-	69	-

	(5,021)	(3,496)	(18,360)	(6,197)
Cash flow from financing activities
Issue of common shares:
Voting - for cash	120	158	570	3,161

	120	158	570	3,161

Foreign exchange gain (loss) on cash held in foreign currency	(692)	3,079	(1,203)	5,519

Net Increase (decrease) in cash and cash equivalents	(6,876)	(133)	(18,711)	3,811

Cash and cash equivalents at beginning of the period	93,630	41,571	105,465	37,627

Cash and cash equivalents at end of the period	$86,754	$41,438	$86,754	$41,438

Supplemental cash flow information
Interest paid	$-	$295	$-	$295
Income tax paid	$74	$5	$74	$15

PRODUCTION HIGHLIGHTS (1)

	First Quarter 2004	Second Quarter 2004	Second Quarter 2003	First Six Months 2004	First Six Months 2003
Gold Production
Ounces produced	21,158	18,007	26,772	39,165	48,603
Cash Operating Cost ($/oz) [5]	276	303	230	288	223
Total Cash Cost ($/oz)[2,5]	284	310	237	296	230
Total Production Cost ($/oz)[3,5]	341	376	350	357	345
Realized Price ($/oz - sold) [4]	408	396	344	403	350
São Bento Mine, Brazil
Ounces produced	21,158	18,007	26,772	39,165	48,603
Tonnes to Mill	90,586	84,595	94,497	175,181	186,601
Grade (grams / tonne)	8.18	8.37	8.95	8.27	9.25
Cash Operating Cost ($/oz) [5]	276	303	230	288	223
Total Cash Cost ($/oz)[2,5]	284	310	237	296	230
Total Production Cost ($/oz)[3,5]	341	376	350	357	345

1

Cost figures calculated in accordance with Gold Institute Standard

2

Cash Operating Costs plus royalties and the cost of off-site administration.

3

Total Cash Cost plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.  Total Production Costs for 2003 have been revised to include Section 3110 of the Canadian Institute of Chartered Accountants (CICA 3110 - Asset Retirement Obligation).

4

Excludes amortization of deferred gain or loss.

5

Cash operating, total cash and total production costs are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities.  Please see section “Non-GAAP Measures” of the MD&A